June 10, 2013

Attn: Larry Spirgel, Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:  Time Warner Inc.
File Number: 001-15062
Form 10-K: For the Fiscal Year Ended December 31, 2012
Filed February 22, 2013

Dear Mr. Spirgel:

Set forth below are Time Warner Inc.’s (“Time Warner” or the “Company”) responses to the Securities and Exchange Commission Staff’s (“SEC” or the “Staff”) comments given by letter (the “Comment Letter”) dated May 23, 2013 regarding the Company’s 2013 Annual Report on Form 10-K for the year ended December 31, 2012 (the “2012 Form 10-K”).  The responses are numbered to correspond to the comments set forth in the Comment Letter.

Form 10-K for the Year Ended December 31, 2012
15. Segment Information, page 119

Comment No. 1:  We note your disclosure in the first paragraph of page 46 that the Networks segment consists of Turner and HBO.  Tell us in detail how you evaluated the aggregation criteria in ASC 280-10-50-11 to conclude that it is appropriate to aggregate these two operating segments into one reportable segment.

Response 1:  The Company has evaluated the criteria in ASC 280-10-50-11 in concluding that it is appropriate to aggregate the Turner Broadcasting System, Inc. (“Turner”) and Home Box Office, Inc. (“HBO”) operating segments into one reportable segment (Networks).

ASC 280-10-50-11 states the following:

Operating segments often exhibit similar long-term financial performance if they have similar economic characteristics. For example, similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar. Two or more operating segments may be aggregated into a single operating

June 10, 2013

segment if aggregation is consistent with the objective and basic principles of this Subtopic, if the segments have similar economic characteristics, and if the segments are similar in all of the following areas:

a.	The nature of the products and services
b.	The nature of the production processes
c.	The type or class of customer for their products and services
d.	The methods used to distribute their products or provide their services
e.	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

The Company has concluded that the Turner and HBO operating segments are similar in all of the above areas as documented below:

a.
Nature of products and services.  Turner and HBO both operate television networks that generate revenues principally from providing aggregated programming content to cable system operators, satellite service distributors, telephone companies and other distributors (commonly referred to as “affiliates”) that have contracted to receive and distribute this programming to their subscribers. Their affiliate agreements are typically long-term and have fee arrangements that are generally based on the number of subscribers served by the affiliate.  Both operating segments also generate content revenue generally from the license of owned content and intellectual property to third parties.  Turner also generates advertising revenue from the sale to third parties of advertising spots inserted in the aggregated programming content provided to affiliates.  In summary, we believe the nature of the product delivered by Turner and HBO is similar in that both operate television networks.

b.
Nature of the production process. The nature of the production process is similar for both Turner and HBO.  In particular, the programming aired by the Turner and HBO networks is either licensed from third-parties (i.e., licensed programming) or produced specifically for the particular network (i.e., original programming).   Both Turner and HBO work to optimize the balance of licensed and original programming in order to maximize their ratings and viewership.

c.
Type or class of customer for their products and services. The primary customers of Turner and HBO are cable system operators, satellite service distributors, telephone companies and other distributors (known as affiliates) that have contracted to receive and distribute the programming content to their subscribers. Further, the top 10 affiliate customers are the same for both Turner and HBO.

d.
Methods used to distribute their products or provide their services. The primary methods that Turner and HBO use to distribute their programming are similar.  They both provide affiliates with a package of programming that is resold to consumers.  Additionally, both Turner and HBO use similar technology infrastructures to run their various networks and deliver the programming to their affiliates.

June 10, 2013

e.
Nature of the regulatory environment. The nature of the domestic and international regulatory environments for both Turner and HBO are similar as they are subject to a number of laws and regulations relating to the distribution and licensing of television programming, as well as the content of that programming and advertising and marketing. For example, in the U.S., Turner and HBO are, either directly or indirectly through their distribution partners, subject to various provisions of the Communications Act of 1934, as amended, and related regulations issued by the Federal Communications Commission.

The Company also has concluded that Turner and HBO have similar economic characteristics, supported by the fact that their historical (as shown below) and long-term operating income margins are similar.  The table below presents the historical operating income margins for Turner and HBO for the past three fiscal years.

	2010	2011	2012
Turner	34%	33%	33%
HBO	33%	31%	33%

In addition to the criteria noted above, the Company believes that because the Turner and HBO operating segments are subject to similar economic and industry trends, aggregation into a single reportable segment facilitates a financial statement user’s understanding of our business and its financial performance.  Because the Company determined that all of the criteria in ASC 280-10-50-11 have been met, the Company concluded that it was appropriate to aggregate the Turner and HBO operating segments into one reportable segment.

Comment No. 2:  Further, in the last full paragraph of page 83 you appear to identify Warner Bros. Theatrical and Warner Bros. Television as components, one level below the operating segment level.  Please tell us how you considered the guidance in ASC paragraph 280-10-50-1 through 50-9 in making the determination that these components are not operating segments.  If they are operating segments, please tell us how you considered the guidance in ASC paragraph 280-10-50-10 in determining whether they represent reportable segments.  If they have been aggregated, please provide your evaluation of the aggregation criteria in ASC 280-10-50-11.

Response 2:  The Company considered the guidance provided in ASC paragraph 280-10-50-1 through 50-9 in making its determination that Warner Bros. Theatrical and Warner Bros. Television are not operating segments.  The Company notes that the guidance in ASC 280-10-50-1 states that:

An operating segment is a component of a public entity that has all of the following characteristics:

a)	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

June 10, 2013

b)	Its operating results are regularly reviewed by the public entity’s chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance.
c)	Its discrete financial information is available.

In evaluating the above criteria with respect to Warner Bros. Theatrical and Warner Bros. Television, we believe characteristic “a” is met as both Warner Bros. Theatrical and Warner Bros. Television engage in business activities from which they earn revenues and incur expenses.

With respect to characteristics “b” and “c”, we note that Time Warner’s CODM is the Chairman and Chief Executive Officer (“CEO”) of Time Warner.  In making the ultimate decisions about segment performance and allocating resources, the CODM evaluates the Company’s divisions at the overall divisional level (i.e., at the Warner Bros. Entertainment Inc. (“Warner Bros.”) level).  The financial information that the CODM regularly reviews to evaluate the divisions is the annual budget and long-range plan and CEO financial reviews that occur eight times per year - during the 2nd and 3rd months of each fiscal quarter.  The information in these materials related to Warner Bros. is summarized at the overall Warner Bros. level, but it may contain revenue information at a more granular “product” level (e.g., revenue from theatrical content, revenue from television content).  However, cost information provided to the Company’s CODM is presented in total by type of expense (e.g., total film costs (which includes both theatrical and television production costs), total prints and advertising, total overhead) and such costs are not allocated to the individual products.  Accordingly, separate measures of profitability for Warner Bros. Theatrical and Warner Bros. Television do not appear in the information provided to and reviewed by the Company’s CODM.

Additional areas we considered in evaluating the above criteria are how the segment manager for Warner Bros. is compensated and the reporting lines of operating unit management. The segment manager for Warner Bros. is the Warner Bros. CEO.  That individual is directly accountable to, and maintains regular contact with, the CODM to discuss operating activities, financial results, forecasts and plans for the segment.  The annual bonus for the Warner Bros. CEO is based on financial targets at the overall Warner Bros. level as well as the Warner Bros. CEO’s individual performance.  In addition, under the cash long-term incentive plan for Warner Bros., the amount paid to the Warner Bros. CEO is based solely on the financial performance of Warner Bros. as a whole. The remaining long-term incentive compensation of the Warner Bros. CEO consists of Time Warner equity awards.  Further, operating unit management below the Warner Bros. CEO report to the Warner Bros. CEO, do not report to the Company’s CODM and do not regularly meet with the Company’s CODM to discuss financial results. Accordingly, the Company concluded that Warner Bros. Theatrical and Warner Bros. Television are components, one level below the Warner Bros. operating segment.

  *   *   *

June 10, 2013

As requested in the Comment Letter, we hereby acknowledge on behalf of the Company that:
•	the Company is responsible for the adequacy and accuracy of the disclosures in the 2012 Form10-K;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2012 Form 10-K; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any questions.

      Sincerely,

/s/ Pascal Desroches	/s/ Doug Horne
Pascal Desroches	Doug Horne
Senior Vice President and Controller	Senior Vice President and Deputy Controller
Time Warner Inc.	Time Warner Inc.
(212) 484-6680	(212) 484-6685